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Exhibit 99.1

                           Phil Davis
                     5429 South Iris Street
                      Littleton, CO 80123
           Phone (303) 932-9998    Fax (303) 904-1183
                e-mail  phildavi@concentric.net

April 17, 2000

Mr. Ray Vahab, Chairman of the Board
Bookdigital.com, Inc. ("Book")
65 Broadway - 6th Floor
New York, New York 10004

Dear Mr. Vahab:

     This letter is intended to summarize our discussions as of the date hereof regarding the combination of Medical Management
Systems, Inc. ("MMSI") and Bookdigital.com, Inc. ("Book"). We have agreed as follows:

     1. Subject to the terms and conditions hereof, the present members of the board of directors of MMSI, to wit, Phil Davis, John
C. Lee and Charles C. Van Gundy (collectively the "Old MMSI Board"), will appoint the present members of the Board of Directors (the "Book Board") of Book to the MMSI Board of Directors. MMSI will, provided that counsel has determined that such filing is required, promptly upon such appointment, file a Schedule 14F-1 with the Securities and Exchange Commission ("SEC") and mail the same to its shareholders, which shall state that at the end of the required ten day waiting period (the "Wait Period"), the Old MMSI Board shall resign and the directors of MMSI will be the Book Board. If there is no requirement to file a Form 14F-1 then the Old MMSI Board shall resign within five days of the execution of this agreement. Book and its counsel will fully cooperate in the preparation and filing of any required Schedule 14F-1.

     2. The Old MMSI Board will take all action required to reduce MMSI total indebtedness to $200,000, including, waivers of any amounts above such amount due to them. The members of the Old MMSI Board shall fully cooperate with the implementation of the transactions contemplated hereby both as directors of MMSI and as shareholders of MMSI and each consents, both as a director and as a shareholder to the consummation of the transactions contemplated hereby. Book shall (i) if there is no Wait Period, upon the execution of this agreement or (ii) if there is an applicable Wait Period, after at the conclusion of the Wait Period, cause the sum of $200,000 to be with MMSI to be paid as the Old MMSI Board shall direct after the Wait Period.



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     3.   Each member of the OLD MMSI Board jointly and severally
represents and warrants to Book that (i) other than obligations which will be satisfied after the $200,000 is released from escrow, MMSI shall have no monetary obligations to any party whatsoever as of the date that the Old MMSI Board shall resign; (ii) the Annual Report on Form 10-SB for the year ended December 31, 1999 filed by MMSI is true accurate and complete and does not omit to state a fact necessary to make the statements made therein not misleading;
(iii) each of the representations of MMSI contained in a certain draft Agreement and Plan of Merger, dated as of April 10, 2000 by and between Book and MMSI and MMSI Sub, Inc., a copy of which is annexed hereto (the "Merger Agreement") is true and accurate and complete on the date hereof and will be true accurate and complete at the end of the Wait Period (if any).

     4. Book and each member of the Book Board jointly and severally represents and warrants to MMSI and to each member of the Old MMSI Board that (i) each of the representations of Book contained the Merger Agreement is true and accurate and complete on the date hereof and will be true accurate and complete at the end of the Wait Period (if any) other than for events as may occur in the operation of Book's business in the ordinary course; (ii) the transfer of the $200,000 has been duly authorized by Book's Board of Directors; and (iii) promptly upon the last to occur of the completion of the Wait Period (if any) or within twenty days of the date hereof, Book shall initiate a merger or an exchange offer to combine MMSI and Book on the same economic terms as contemplated by the Merger Agreement, to wit, that assuming all of the securities of Book are tendered for exchange, the present holders of MMSI will have a 7% interest in the issued and outstanding shares of Book and Phil Davis and John C. Lee shall each be issued options for the purchase of 100,000 shares of MMSI (which will then own Book) at $.50 per share and of three years' duration.

     5. The Old MMSI Board shall jointly and severally indemnify Book and hold Book harmless from and against any claim loss or damage caused by a breach of any of its representations and warranties hereunder. The Book Board shall jointly and severally indemnify and hold harmless MMSI and each member of the Old MMSI Board against any loss or damage caused by a breach of any of Book's representations and warranties hereunder. Book shall, within ten days of the date hereof, provide an opinion of counsel, in form and substance satisfactory to Phil Davis and John C. Lee and their counsel with respect to the application of Exchange Act Rule 16b-3 to the grant of the options referred to herein.

     6. This agreement may be executed in counterparts, transmitted by facsimile, all of which, taken together, shall constitute one and the same instrument.




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     Please indicate your agreement to the foregoing buy signing where indicated below.

Very truly yours,


/s/ Phil Davis
Phil Davis, individually, and as a shareholder and director of
Medical Management Systems, Inc. and on behalf of Medical
Management Systems, Inc., as its President


Accepted and agreed to:


/s/ Ray Vahab
Ray Vahab, Individually and on behalf of Bookdigital.com, Inc., as its Chairman of the Board


/s/ Zahra S. Yamani
Zahra S. Yamani (Director of Bookdigital.com, Inc.)


/s/ John C. Lee
John C. Lee (individually and as a Director and Shareholder of
Medical Management Systems, Inc.)

/s/ Charles C. Van Gundy
Charles C. Van Gundy (individually and as a Director and
Shareholder of Medical Management Systems, Inc.)